Exhibit 99.1

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Santiago (Chile), April 30th, 2025

Messrs.

Commission for the Financial Market

(Comisión para el Mercado Financiero)

Dear Sirs:

The undersigned, on behalf of Celulosa Arauco y Constitución S.A., (the “Company” or “Arauco”), a corporation (sociedad anónima) domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, and duly authorized by its Board of Directors, hereby provides the following material information regarding the Company, its business, its publicly offered securities, or any offering thereof, pursuant to the provisions of Article 9 and second paragraph of Article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Caracter General) No. 30, issued by this Commission for the Financial Market (Comisión para el Mercado Financiero):

As of the date hereof, Celulosa Arauco y Constitución S.A. has finalized the pricing and terms of a series of bonds designated as “sustainable” (i.e. related to environmental and social projects), which will be issued in the United States of America on May 5th, 2025, and will mature in seven-years  (the “Bonds”).

The total issuance amounts to US$500,000,000 (five hundred million United States dollars ), bearing an interest rate of 6.18% per annum. The principal will be paid at maturity, while interest payments will be made on a semi-annual basis.

The net proceeds resulting from the issuance will be used for general corporate purposes of the Company, which may include the partial financing of the pulp mill construction project to be developed in the state of Mato Grosso do Sul, Brazil - known as the Sucuriú Project- and/or the refinancing of Arauco’s existing debt.

In addition, Arauco will allocate an amount equal to the net proceeds from such issuance and offering to finance and/or refinance, in whole or in part, one or more eligible green and social projects of the Company or any of its subsidiaries and/or affiliates (the “Eligible Projects”), selected in accordance with Arauco’s Sustainable Financing Framework, which ispublicly available on the Company’s website.

The Eligible Projects may include (i) projects with disbursements made within the 24 months prior to the issuance date of the Bonds; and (ii) projects with disbursements to be made after such issuance date, up to and including the maturity date of the Bonds.

In accordance with the provisions of Circular Letter (Circular) No. 1072 dated May 14, 1992, issued by the Superintendency of Securities and Insurance (now the Commission for the Financial Market) please find attached the “Material Fact Form Placement of Bonds Abroad”.

Copies of the contracts governing the placement, along with the applicable laws and regulations of the United States of America, will be provided as soon as they become available.

Arauco anticipates that this transaction may have a positive impact on the Company’s future financial results; however, it is not currently possible to quantify these effects.

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Cristián Infante Bilbao

Chief Executive Officer

c.c.

- Santiago Stock Exchange. La Bolsa No. 64, Santiago

- Chilean Electronic Exchange. Huérfanos 770, 14th Floor, Santiago

- Representative of the Bondholders (Banco Santander). Bandera 140, Santiago

MATERIAL FACT FORM

PLACEMENT OF BONDS ABROAD

1.0	IDENTIFICATION OF THE ISSUER.

1.1	Company name: CELULOSA ARAUCO Y CONSTITUCIÓN S.A. (the “Company”).

1.2	Alternate name: -.-

1.3	Taxpayer Identification Number: 93,458,000-1.

1.4	Registration number in the Securities Registry: -.-

1.5	Domicile: Avenida El Golf 150, 14th Floor, Commune of Las Condes, Santiago, Chile.

1.6	Telephone number: (56-2) 2461 – 7200.

1.7

Activities and business: Manufacture of pulp, paper and derivatives, by-products and analogous products; manage, handle and exploit forestry lands or forestry capability lands as well as sawmills and analogous exploitations; transfer, export and generally market the above-indicated products, particularly wood, pulp and paper.

2.0

THIS COMMUNICATION IS MADE BY VIRTUE OF THE PROVISION IN ARTICLE 9 AND THE SECOND PARAGRAPH OF ARTICLE 10 OF LAW No. 18,045, AND IT REFERS TO A MATERIAL FACT IN RESPECT OF THE COMPANY, ITS BUSINESS, ITS PUBLIC OFFER SECURITIES AND/OR OF THE OFFER THEREOF, AS THE CASE MAY BE.

3.0	ISSUANCE CHARACTERISTICS.

3.1	Currency of denomination: Dollars of the United States of America (US$).

3.2	Total issuance amount: US$ 500,000,000.

3.3

To the bearer /to the order: Fully registered in the name of Cede & Co, as nominee of The Depository Trust Company (DTC), which does not prevent its transferability to qualified institutional buyers, in accordance with the provisions in Rule 144A of the United States Securities Act, or to investors outside the United States of America, in accordance with Regulation S, under the same Securities Act.

3.4	Series: A single series maturing May 5th, 2032.

3.4.1	Series Amount: US$500,000,000.

3.4.2	No. of bonds: One Global Bond for Rule 144A and one Global Bond for Regulation S, collectively referred to as the “Global Bonds” (as such terms are defined in the Offering Memorandum).

3.4.3	Bond Nominal Value: US$500,000,000.

3.4.4	Type of indexation: -.-

3.4.5	Interest rate: 6.18% per annum.

3.4.6	Date of issuance: May 5th, 2025.

3.4.7	Table of development (tabla de desarrollo):

Interest rate Date of issuance	6,180% 05-05-2025

N° Interest installment	N° Amortization installment	Payment date Interest		Amortization	Total quota	Capital balance
1	0	05-11-2025	15.450.000,000		15.450.000,000	500.000.000,000
2	0	05-05-2026	15.450.000,000		15.450.000,000	500.000.000,000
3	0	05-11-2026	15.450.000,000		15.450.000,000	500.000.000,000
4	0	05-05-2027	15.450.000,000		15.450.000,000	500.000.000,000
5	0	05-11-2027	15.450.000,000		15.450.000,000	500.000.000,000
6	0	05-05-2028	15.450.000,000		15.450.000,000	500.000.000,000
7	0	05-11-2028	15.450.000,000		15.450.000,000	500.000.000,000
8	0	05-05-2029	15.450.000,000		15.450.000,000	500.000.000,000
9	0	05-11-2029	15.450.000,000		15.450.000,000	500.000.000,000
10	0	05-05-2030	15.450.000,000		15.450.000,000	500.000.000,000
11	0	05-11-2030	15.450.000,000		15.450.000,000	500.000.000,000
12	0	05-05-2031	15.450.000,000		15.450.000,000	500.000.000,000
13	0	05-11-2031	15.450.000,000		15.450.000,000	500.000.000,000
14	0	05-05-2032	15.450.000,000	500.000.000,000	515.450.000,000	-

3.5	Guaranties:

Yes	No
☒

3.5.1	Type and amount of the guaranties: -.-

3.6	Extraordinary amortization:

Yes	No
☒

3.6.1	Procedures and dates:

The bonds may be redeemed by the Company, in whole or in part, at any time prior to March 5th, 2032 (the “Par Call Date”), at a redemption price equal to the greater of:

(i) (a) the sum of the present values of the Remaining Scheduled Payments discounted to the redemption date (assuming the bonds matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points, less (b) interest accrued to the redemption date; and

(ii) 100% of the principal amount of the bonds to be redeemed,

plus, in either case, accrued and unpaid interest, if any, and any Additional Amounts due thereon to the redemption date.

On or after the Par Call Date, the Company may redeem the bonds, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the bonds being redeemed, plus accrued and unpaid interest, if any, and any Additional Amounts due thereon to the redemption date.

Notice of any redemption must be given to bondholders not less than 10 days and not more than 60 days before the redemption date.

The bonds referred to herein may also be redeemed early by the Company, in whole but not in part, at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, up to the date fixed for redemption, upon publication of irrevocable notice not less than 30 days nor more than 90 days prior to the date fixed for redemption, in the event that (i) the Company determines that it is or will be required to pay Additional Amounts (as defined in the Offering Memorandum) in excess of the Minimum Withholding Level of 4%, and (ii) such obligation cannot be reasonably avoided by the Company after taking reasonable measures available to it.

4.0	OFFER:

Public	Private
☒

5.0	COUNTRY OF PLACEMENT

5.1	Name: United States of America. In respect of Rule 144A bonds and internationally in respect of Regulation S bonds.

5.2	Rules to obtain the authorization to transact: Currently, the provisions of Rule 144A and Regulation S of the United States Securities Act.

6.0	INFORMATION TO BE PROVIDED

Notice of these matters shall be provided to you upon the execution of the Indenture with The Bank of New York Mellon, which shall be the “Trustee”.

7.0	INDENTURE

7.1	General characteristics:

a)

J.P. Morgan Securities LLC, Santander US Capital Markets LLC, Scotia Capital (USA) Inc. and Itau BBA USA Securities, Inc, are the representatives of the initial purchasers of the bonds. In turn, the initial purchasers and “Joint Bookrunners” will be the banks JP Morgan Securities LLC, Santander US Capital Markets LLC, Scotia Capital (USA) Inc., MUFG Securities Americas Inc., BNP Paribas Securities Corp., BBVA Securities Inc., and Itaú BBA USA Securities, Inc. J.P. Morgan Securities LLC will also act as Sustainability Structuring Agent;

b)	Disbursement of the principal on the part of the initial purchasers and “Joint Bookrunners” shall take place on May 5th, 2025;

c)	The Company will pay a sales commission to the initial purchasers and “Joint Bookrunners”, calculated on the amount of the placement;

d)

The Company will make all payments of principal, interests or premium, if any, related to the bonds, free and clear from any present or future tax collected or withheld by the Republic of Chile, or any political subdivision thereof. In the event that the law shall require that the Company carries out a withholding or deduction in respect of any payment it is obligated to make of principal, interest or premium, if any, in connection with the bonds, the Company shall pay the holders of the bonds those Additional Amounts in such a manner as to ensure that the amounts received by the holder of the bonds after said deductions or withholdings are equivalent to the amounts they would have received had those deductions or withholdings not been effected.

7.2	Rights and obligations of the Bondholders:

a)	The bondholders may transfer the Bonds in the manner set forth in the Offering Memorandum.

b)	Those rights and obligations to be set forth in the Indenture.

8.0	OTHER MATERIAL INFORMATION

a)	Events of default: The following events of default have been agreed upon:

a.1)	The Company´s failure to pay any principal of the notes, when due and payable, whether at maturity, upon redemption or otherwise;

a.2)	The Company´s failure to pay interest (including any Additional Amounts) on the notes when due and payable and the continuance of such default for more than 30 days;

a.3)

The Company’s failure to perform or observe any other covenant or obligation in the notes, not otherwise expressly included as an Event of Default in a.1) or a.2) above, and the continuance of such default for more than 90 days after written notice of such default has been given by the Trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding;

a.4)

The Company’s failure to pay the principal of, or interest on, Indebtedness (as said term is defined in the Indenture) having a total principal amount exceeding the higher of (a) US$200 million and (b) 1.5% of the Consolidated Assets of the Company at the end of the most recent quarter, when any of such Debts are due and payable if such default shall continue for more than the applicable period of grace, if any, and as a result all such Indebtedness shall have been declared due and payable; or

a.5)	Certain events of bankruptcy or insolvency with respect to the Company (as said term is defined in the Indenture).

b)	Obligations of the Company:

b.1)

The Company commits itself that neither it nor its Subsidiaries (as said term is defined in the Offering Memorandum) shall issue, assume or secure any Indebtedness, if said Indebtedness is secured by a Specified Property (as said term is defined in the Offering Memorandum), unless, simultaneously with the issuance, assumption or securing of the same Indebtedness, the bonds are equally and ratably secured, except for the cases and percentages indicated in the Offering Memorandum.

b.2)

In the Offering Memorandum are established certain restrictions as to mergers, consolidations or transfers of the totality of the assets of the Company, and also limitations to transactions of “Sale and Leaseback”.

c)

Applicable law and jurisdiction: The laws applicable are those of the State of New York. The Company agreed to submit itself to the non-exclusive jurisdiction of the state courts of the State of New York, or the federal courts sitting in Manhattan, New York, United States of America.

d)

Appointment of Process Agent in New York for the purposes of service of process: The Company has appointed Cogency Global Inc. as its process agent in New York for the purposes of the legal actions that may be instituted against it.

9.0	STATEMENT OF RESPONSIBILITY

Name: Cristián Infante B.

Position: Chief Executive Officer

Chilean Id. No.: 10.316.500-8

Signature